Exhibit 1.1

IRREVOCABLE PROXY

The undersigned each hereby appoints Larry Edwards of Katy, Texas, and Alex Katz of Rydal, Pennsylvania, attorneys and proxies for the undersigned, to vote all shares of common stock of Reliability Incorporated, a Texas corporation (the “Company”), which the undersigned are entitled to vote at any annual or special meeting of shareholders of the Company, or any adjournment thereof, hereby ratifying and confirming each vote cast by Larry Edwards and Alex Katz, as attorneys and proxies of the undersigned. The undersigned does hereby affirm that this is an irrevocable proxy coupled with an interested granted pursuant to the terms of that certain Voting Agreement effective as of April 1, 2007.

Effective as of: April 1, 2007

Signature:
Printed Name:

Number of shares owned:	_______